Exhibit 4.8

AMENDMENT NO. 2 TO THE

JACADA LTD.

FORM OF 1999 SHARE OPTION AND INCENTIVE PLAN

THIS AMENDMENT NO. 2 (the “Amendment”) to the JACADA LTD. FORM OF 1999 SHARE OPTION AND INCENTIVE PLAN (the “Plan”) is made as of this 22 day of December, 2009.

Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them under the Plan.

WHEREAS, in accordance with Section 12 of the Plan, the Plan shall terminate on December 31, 2009; and

WHEREAS, the Company currently maintains a 2003 Share Option and Incentive Plan adopted by the Company’s Board of Directors on February 4, 2003; and

WHEREAS, subject to the requisite approvals of the Company’s Board of Directors and shareholders, the Company wishes to amend and supplement the Plan such that as of the termination thereof, any then unallocated shares reserved thereunder and any shares or options which shall otherwise expire, be forfeited, cancelled or terminated pursuant to their terms subsequent to the termination of the Plan, shall be returned to the “pool” of reserved shares under the 2003 Share Option and Incentive Plan and be available for grants thereunder, as more fully set forth herein.

NOW, THEREFORE, the Plan is hereby amended and supplemented as follows:

1.	Section 6. Section 6 of the Plan shall be replaced in its entirety with the following section, to read as follows:

“SHARES RESERVED FOR 1999 PLAN

Subject to adjustment as provided in Paragraph 8 hereof, a total of 3,600,000 Ordinary Shares, NIS 0.01 par value per share, of the Company (“Shares”) shall be subject to the 1999 Plan. The Shares subject to the 1999 Plan hereby are reserved for sale for such purpose. Any of such Shares which may remain unsold and which are not subject to outstanding options at the termination of the 1999 Plan shall cease to be reserved for the purpose of the 1999 Plan and shall be automatically, and without any further action on the part of the Company or any optionee, reserved for purposes of grants of awards under the Company’s 2003 Share Option and Incentive Plan (the “2003 Plan”), but until such termination of the 1999 Plan the Company shall at all times reserve a sufficient number of shares to meet the requirements of the 1999 Plan. Should any Option for any reason expire or be canceled, terminated or forfeited, for any reason, prior to its exercise or relinquishment in full, the shares theretofore subject to such Option may again be subjected to an Option under the 1999 Plan, and if such expiration, cancellation, termination or forfeiture occurs at any time after the termination of the 1999 Plan, then the shares theretofore subject to such Options shall be, automatically, and without any further action on the part of the Company or any optionee, subject to the 2003 Plan and be available for grants of stock options and other awards thereunder.”

2.	Survival of Provisions. Except as otherwise amended and supplemented hereby, which amendments shall have effect on the entire Plan, the provisions of the Plan shall remain in full force and effect. This Amendment shall be deemed for all intents and purposes as an integral part of the Plan.

3.	Governing Law. This Amendment shall be construed and governed in accordance with the laws of the State of Israel, without giving effect to the principles of conflict of laws.